Filed Pursuant to Rule 433

Registration No. 333-112708

Equity Linked Solutions applied.

PPI Highlights

Principal Protected Investments

PPIs offer full principal protection if held until maturity and generally allow investors to earn returns that are tied to the performance of an underlying asset. PPIs are designed to provide investors with an investment that will protect against losses in underlying asset at maturity, while preserving some gains from potential appreciation of the underlying asset. PPIs may be linked to equities, interest rates, commodities or foreign currencies. PPIs are generally issued as registered corporate debt securities or certificates of deposit. For discuss PPIs linked to the equity market.

EAI Highlights

Enhanced Appreciation Investments

EAIs offer investors the opportunity to earn an enhanced return that is tied to the performance of an underlying asset. In general, EAIs are created to provide investors with an investment that will outperform the return of an underlying asset within a specified range and up no principal protection. EAIs may be linked to equities, interest rates, commodities, or foreign currencies. EAIs are generally issued as registered corporate debt securities. For purposes purposes of this brochure,we of willdiscuss this EAIs linked brochure, weto the equity market.

PPI Principal Protected Investments

RETuRN LINkEd EquITY LINkEd

EAGLES® CYCLES® NOTES CdS

MATuRITY 3-7 Years 3-7 Years 3-7 Years 3-7 Years

COuPON No Yes Sometimes Sometimes

May pay a minimum return Pays a semi-annual coupon May pay a coupon or a minum May pay a coupon or a minimum at maturity return at maturity return at maturity

EquITY ExPOSuRE Upside Upside Upside Upside

Capped quarterly Based on average equity level on Based on a participation rate May be either capped quarterly, each anniversary of issuance based on an average equity level, or based on a participation rate

Additional Highlights

EAIs Growth Potential generally provide The value of the PPI is tied to a formula based on the performance of a specified participation in the potential appreciation of the index.

Preservation of CaPital

PPIs promise to return at least the original investment, regardless of market performance, at maturity.

DiversifiCation

Since PPIs can be linked to a variety of indices, they can be used to further diversify an existing portfolio of stocks, bonds, mutual funds and cash.

MiniMuM return or CouPon PayMents

PPIs may pay a minimum annual coupon payments. stock index, offering

seConDary Market

While PPIs are intended to be “buy and hold” investments, a limited secondary market is expected to exist.

low MiniMuM investMent

Minimum investments start as low as $1,000 per PPI.

EAI Enhanced Appreciation Investments

Additional Highlights

enhanCeD Growth Potential

EAIs are designed to deliver leveraged upside exposure to an underlying equity up to a cap.

DiversifiCation

Since EAIs can be linked to a variety of indices, they can be used to further diversify an existing portfolio of stocks, bonds, mutual funds and cash.

seConDary Market

While EAIs are designed to be “buy and hold” investments, a limited secondary market is expected to exist.

low MiniMuM investMent

Minimum investments start as low as $1,000 per EAI.

STEEPLS™

maturity MAT RITY 1-3 or Years fixed semi-

EquITY ExPOSuRE Upside

Typically 2-3 times the upside, subject to a maximum return cap Downside Typically full downside (no principal protection)

HYPOTHETICAL SAMPLE PAYOFF PROFILE FOR AN EAI*

1 EAIs participate in the decline of the underlying equity

2 EAIs participate in three times the increase in the underlying equity, up to the Maximum Return of 22.00%

3 EAIs break even versus the underlying equity when the underlying equity has appreciated 22.00%

4 EAIs underperform the underlying equity when the underlying equity has appreciated more than 22.00%

PPI EAI Risks and Considerations

Please review the disclosure document associated with a specific offering of PPIs and EAIs for a complete discussion of the related risk factors. The following list highlights some of the risks and considerations of which an investor in PPIs or EAIs should be aware:

PPIs only guarantee return of principal if held to maturity

EAIs do not guarantee return of principal. You may lose all of your investment in an EAI

EAIs do not pay interest and some PPIs do not pay interest

Your yield from a PPI or EAI, if any, may be less than a conventional debt security and limitations imposed on EAIs and certain PPIs may cap the maximum potential return

Your investment return may be less than a direct investment in the underlying equity

Investors will have no rights in the underlying equity, including rights to dividends and distributions

BAC’s trading and hedging of interest with holders of the PPIs and EAIs and may affect the amounts paid at maturity

The United States federal tax consequences of EAIs are uncertain

A secondary trading market for the PPIs and EAIs may never develop or be maintained. If a secondary trading market exists and an investor attempts to sell PPIs or EAIs prior to maturity, the market value of the PPIs and EAIs, if any, may be less than the principal amount.

Contact your financial

Equity linked Solutions may serve as a valuable part of a well diversified portfolio, if they are

Their unique design creates an investment that may meet a variety of investor needs and concerns.

additional Documents: Bank of America Corporation (“BAC”) has filed a a prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this brochure relates. Before you invest, you should read those documents and the other documents and these offerings. You may obtain these documents for free by visiting EDgAR on the SEC web site at www.sec.gov. Alternatively, BAC or EDgAR

Banc of America Securities llC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

Are Not FDIC Insured May lose Value Are Not Bank guaranteed

This information is not intended to provide and should not be relied upon for accounting, legal, regulatory or tax advice or investment recommendations. You should consult your tax, legal and accounting or other advisors about the issues discussed herein. The investments discussed herein are not suitable for all investors. Investors should consider whether or not these products are suitable for their needs.